EXHIBIT 11
U.S. ELECTRICAR, INC. AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF NET LOSS PER SHARE
(UNAUDITED)
(In thousands, except for per share amounts)


                        Three Months Ended April 30   Nine Months Ended April 30
                        ---------------------------   --------------------------
                           1995            1996             1995        1996
                        ------------     ---------     ----------   ----------
NET LOSS                 $ (11,942)    $   (3,498)     $  (37,392)  $  (7,898)

WEIGHTED AVERAGE SHARES
     OUTSTANDING: (1)       18,934         62,665          17,954      58,804

NET LOSS PER COMMON SHARE   ($0.63)        ($0.06)         ($2.08)     ($0.13)

(1) Common Stock equivalents are not included since the Company had net losses in the periods presented.



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